Exhibit h(8)

AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

     Expense Limitation Agreement, made as of the 15th day of September, 2004, by and between Homestead Funds, Inc., a Maryland corporation (“Homestead Funds”), on behalf of the Short-Term Government Securities Fund (the “Fund”), and RE Advisers Corporation, a Virginia corporation (the “Investment Manager”).

     WHEREAS, Homestead Funds, on behalf of the Fund, and the Investment Manager have entered into an agreement dated March 7, 1995, and amended and restated as of January 1, 1997, September 26, 2003, and September 15, 2004 (the “Investment Management Agreement”), pursuant to which the Investment Manager renders investment management services to the Fund for compensation based on the value of the net assets of the Fund; and

     WHEREAS, Homestead Funds and the Investment Manager initially entered into an expense limitation agreement dated as of March 7, 1995, providing for the limitation of expenses of the Fund, which agreement was amended and restated as of January 1, 1997, and the parties have mutually agreed to amend certain terms of that agreement as reflected herein;

NOW THEREFORE, the parties hereto agree as follows:

          1. Operating Expense Limit.

               1.1 Limitation. To the extent that the aggregate expenses of every character incurred by the Fund in any fiscal year, including but not limited to investment management fees of the Investment Manager (but excluding interest, taxes, brokerage commissions and other expenditures which are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of the Fund’s business) (“Fund Operating Expenses”)exceed .75% of the Fund’s average daily net assets (the “Operating Expense Limit”), such excess amount (“Excess Operating Amount”) shall be the liability of the Investment Manager.

               1.2 Method of Computation. To determine the Investment Manager’s liability for the Excess Operating Amount, Fund Operating Expenses are compared to the Operating Expense Limit. If the year to date Fund Operating Expenses for any month exceed the year to date Operating Expense Limit, the Investment Manager shall first waive or reduce its investment management fee for such month, as appropriate, to the extent necessary to pay such Excess Operating Amount. In the event the Excess Operating Amount exceeds the amount of the investment management fee for the month, the Investment Manager, in addition to waiving its entire investment management fee for such month, shall also assume as its own expense and reimburse the Fund for the difference between the Excess Operating Amount and the investment management fee;

provided, however, that an adjustment shall be made on or before the last day of the first month of the next succeeding fiscal year if the aggregate Fund Operating Expenses for the fiscal year do not exceed the Operating Expense Limit.

          2. Termination of Agreement. This Agreement shall continue in effect for a period of one year from the date of execution. This Agreement shall continue thereafter from month to month and may then be terminated by either party without payment of any penalty, upon 90 days prior notice in writing to the other party at its principal place of business; provided that, in the case of termination by Homestead Funds, such termination be authorized by resolution of the Board of Homestead Funds.

          3. Miscellaneous.

               3.1 Captions. The captions in this Agreement are included for convenience or reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

               3.2 Interpretation. Nothing herein contained shall be deemed to require Homestead Funds to take any action contrary to its Articles of Incorporation or By-laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Directors of its responsibility for and control of the conduct of the affairs of Homestead Funds.

               3.3 Definitions. Any questions of interpretation of any term or provision of this Agreement, including but not limited to the investment management fee, the computations of net asset values and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Management Agreement, shall have the same meaning as and be resolved by reference to such agreement.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

ATTEST:	HOMESTEAD FUNDS, INC.
on behalf of the Short-Term Government Securities Fund

/s/ Hope L. Saxton	By:	/s/ Denise Trujillo

Hope L. Saxton, Secretary		Denise Trujillo,
Vice-President and Counsel

ATTEST:	RE ADVISERS CORPORATION

/s/ Hope L. Saxton	By:	/s/ Peter R. Morris

Hope L. Saxton, Secretary		Peter R. Morris,
President